Exhibit 1

North America’s Railroad

NEWS RELEASE

CN Provides Update on CEO Search Process

Montreal, December 20, 2021 – CN (TSX: CNR) (NYSE: CNI) today provided an update on the previously announced search process to identify a new Chief Executive Officer.

The Search Committee of the Board – comprised of Shauneen Bruder, Justin Howell, Robert Phillips and Kevin Lynch – is conducting a thorough review process to identify a world-class executive to lead CN as the Company continues to build the railway of the future using digital innovation to drive safety, operational excellence, customer experience and enhanced long-term shareholder value. The Search Committee, with the assistance of Korn Ferry, has identified and continues to interview a number of outstanding candidates. CN expects to complete the process and announce a new CEO in January 2022.

As part of this open and inclusive process, the Search Committee conducted multiple rounds of interviews with former CN employee Jim Vena and the Board engaged in appropriate due diligence with respect to Mr. Vena’s candidacy, as it has with all other candidates. Last evening, Mr. Vena notified the Board that he is no longer interested in pursuing the role and has withdrawn from the process.

CN has only provided an update on this search process because TCI has requisitioned a Special Meeting of Shareholders on March 22, 2022 with one goal being to have Mr. Vena appointed CEO of CN. CN previously disclosed to shareholders that Mr. Vena would be seriously considered for the position. Since Mr. Vena is no longer being considered for this position, CN believed it was appropriate to provide shareholders with an update.

CN’s Board remains committed to finding the right leader to continue our ambitions to build the premier railway for the 21st century and deliver immediate and long-term value to all shareholders, while retaining our commitment to safety, customer service and the communities we serve.

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the Southern tip of the U.S. through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:

Media	Investors
Canada Jonathan Abecassis Senior Manager, Media Relations (438) 455-3692 media@cn.ca	Paul Butcher Vice-President Investor Relations (514) 399-0052 investor.relations@cn.ca
Longview Communications & Public Affairs Martin Cej (403) 512-5730 mcej@longviewcomms.ca
United States Brunswick Group Jonathan Doorley / Rebecca Kral (917) 459-0419 / (917) 818-9002 jdoorley@brunswickgroup.com rkral@brunswickgroup.com